Navistar, Inc. 4201 Winfield Road Warrenville, IL 60555 USA P : 630-753-2895 E: john.waldron@navistar.com	John P. Waldron Vice President and Corporate Controller

June 23, 2009

Mr. Joe Foti

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Navistar International Corporation
Form 10-K for the fiscal year ended October 31, 2008, filed December 30, 2008, Form 10-K/A for the fiscal year ended October 31, 2008, filed March 31, 2009, Form 10-Q for the quarterly period ended January 31, 2009, filed March 11, 2009, and Definitive Proxy Statement on Schedule 14A, filed January 16, 2009. File No. 001-09618

Dear Mr. Foti:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated May 6, 2009 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2008, Form 10-K/A (Amendment No. 1) for the fiscal year ended October 31, 2008, Form 10-Q for the quarterly period ended January 31, 2009, and the Definitive Proxy Statement on Schedule 14A of Navistar International Corporation (“Navistar,” the “Company” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter followed by our responses.

Please note that Navistar is requesting confidential treatment pursuant to Rule 83 of the Rules on Information Request, 17 C.F.R. Section 200.83, with respect to the supplemental materials set forth on Attachment A—Cost Per Repair Trend, Attachment B—Typical Repair Trend, Attachment C—Summary Claims Schedule, Attachment D—CPU Adjustment Schedule, and Attachment E—Truck Segment Discrete Warranty Issue, which attachments contain the legend “CONFIDENTIAL TREATMENT REQUESTED BY NAVISTAR. FOIA EXEMPTION CLAIMED. PRIOR NOTIFICATION REQUESTED BEFORE ANY DISCLOSURE.” We also have requested the return of these materials in accordance with Rule 418(b) under the Securities Act of 1933, as amended.

United States Securities and Exchange Commission

June 23, 2009

Form 10-K for the fiscal year ended October 31, 2008

Financial Statements

Note 1. Summary of Significant Accounting Policies

Warranty, pages 83 and 84

1.	We note your response to our prior comment 2, but do not believe you have fully addressed all of the concerns raised in our prior comment. You state in your response that the components of both your Truck and Engine segment’s adjustments arose from new claims information that you did not have in prior periods. In this regard, please fully explain the nature of this new claim information associated with your Truck and Engine segments that was not available to you until the fourth quarter ended October 31, 2008. Also, please provide us with the detailed claims information used in estimating your warranty reserves for each of these segments during each quarterly period of 2008 and explain how the changes in such information that occurred in fourth quarter impacted your determination of your warranty reserves during the quarter ended October 31, 2008.

Also, with regard to the Engine segment’s warranty accrual, you state that in the fourth quarter of 2008 the incurred claims on 2006 model year engines indicated that actual CPU experience was higher than the CPU calculated based on claims incurred through the third quarter. We also note from your response that in the fourth quarter of 2008, you modified an assumption used in the warranty model for this segment, which is used to develop the CPU by product line and by model year. Please tell us the nature of the change made to the assumption used in this warranty model, the basis or rationale for this assumption change including why it was made in the fourth quarter of 2008 rather than in prior periods, and the impact that this assumption change had on the CPU for your affected product lines, including your 2006 model year engines for which the CPU increased during the fourth quarter of 2008.

Furthermore, we note from your response to our prior comment 2 that the fourth quarter adjustment to pre-existing warranties arose, in part, due to an audit adjustment. Please provide us with the specific nature and amount of this audit adjustment and explain the facts and circumstances that gave rise to this audit adjustment.

Finally, we do not agree with the conclusion provided in your response to our prior comment 2 that the $66 million fourth quarter adjustment is not material to your earnings per share calculation and disagree with your belief that you have adequately provided the disclosures as prescribed by paragraph 22 of SFAS No. 154 through the roll-forward of the warranty accrual and related footnote information included in Note1. In this regard, as previously requested, please revise the notes to your financial statements to include all of the disclosures required by paragraph 22 of SFAS No. 154 with regards to this change in estimate.

United States Securities and Exchange Commission

June 23, 2009

Response:

After careful consideration of your comments we have assembled the following analysis to address your concerns and illustrate that our conclusion that the fourth quarter adjustment to pre-existing warranties is a change in estimate is appropriate. The following provides a summary of how we have addressed your comments:

•	Overview: We have provided an overview of recent factors within the industry and their impact on our warranty estimation process.

•

Detailed Fourth Quarter Adjustment Discussion: We bifurcated the adjustments between our Engine segment and our Truck segment and provided further detail of the components of each segment’s adjustments. Included in the detail and analysis are the nature of new claim information and explanations of why these adjustments were recorded in the fourth quarter. In addition, we provided additional explanation of the modification made to an assumption within our warranty estimation process in the fourth quarter including the rationale for the change and the timing of the change.

•	Extended Closes: We have provided discussion on our past status as a non-timely filer and how our extended close periods impacted adjustments to pre-existing warranties prior to the fourth quarter.

•

Audit Adjustment: We expanded our discussion of the audit adjustment recorded in the fourth quarter, provided the specific nature and amount of the adjustment, and explained the facts and circumstances that led to the audit adjustment.

•

SFAS 154, paragraph 22 disclosure: We provided discussion outlining our anticipated disclosure in our future filings, including our Form 10-Q for the quarterly period ended April 30, 2009 (filed on June 8, 2009), regarding material changes in estimates related to warranty estimations.

Overview

Our fourth quarter adjustments of $66 million for pre-existing warranties included $38 million related to our Engine segment. Recently we have experienced a declining trend in the volume of warranty claims that has been offset by an upward trend in the severity, or cost per repair. Significant factors in this upward trend in cost per repair are higher labor costs, higher costs of replacement parts, and added complexity of newer model year engines. Our engine warranty experience and variability have been consistent in our industry, and we have noted our peers recording similar adjustments to their warranty reserves and disclosing similar drivers for these adjustments in recent financial statements, subsequent to our 2008 fourth quarter.

The primary drivers for the trend of increasing severity have been new Environmental Protection Agency emission standards (“emission standards”) effective in 2004 and in 2007 which required significant changes to the design of our engines. The new emission standards have resulted in rapid product development cycles. In the past, our engines typically had a longer model-life-cycle that allowed us to refine both the design and manufacturing of the product which in turn resulted in reductions of both the volume and the severity of warranty claims.

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The new emission-compliant products are more complex, include new technological features, and contain higher material costs. Post 2004 emission-compliant engines have significant changes resulting from the new emission standards which include more complex air management systems as well as additions of exhaust gas recirculation (“EGR”) systems in 2004 and subsequent model year engines and diesel oxidation catalysts (“DOC”) and diesel particulate filters (“DPF”) in 2007 and subsequent model year engines. Consequently, repair costs on a per repair basis have shown an increasing trend with significant increases in the trend tied to each emission standard. We are attaching supplemental information in the form of Attachment A – Cost Per Repair Trend, which is attached to the hard copy of this letter. Attachment A – Cost Per Repair Trend shows the historic trend in cost per repairs from November 2002 through March 2009. In addition, we are attaching supplemental information in the form of Attachment B – Typical Repair Table, which is attached to the hard copy of this letter. Attachment B – Typical Repair Table shows components of repair cost for pre-2004 emission standard engines and post 2007 emission standards.

Detailed Fourth Quarter Adjustment Discussion

Our product warranty accrual primarily relates to our warranty coverage for our engine and truck products. The majority of the fourth quarter adjustments for pre-existing warranties relates to our Engine segment. The following table shows the components of the adjustments for pre-existing warranties for the fourth quarter of 2008:

Components of fourth quarter Adjustments to pre-existing warranties
(In millions)

Engine segment adjustments:
Routine adjustments for changes in estimates of standard warranty	$29
Discrete warranty issue	9

Total Engine segment adjustments	38

Truck segment adjustments:
Routine adjustments for changes in estimates of standard warranty	6
Routine adjustment for changes in estimates of “out-of-policy” claims	11
Foreign currency translation impact on pre-existing warranties	5
Foreign currency translation impact on deferred warranty revenue	6

Total Truck segment adjustments	28

Total adjustments to pre-existing warranties	$66

United States Securities and Exchange Commission

June 23, 2009

The following analysis provides additional detail regarding the components of the adjustments:

Engine Segment:

Routine adjustments for changes in estimates of standard warranty: The adjustments for pre-existing warranties recorded in the fourth quarter by our Engine segment are derived from four main components. The following table shows the components of the fourth quarter adjustments to pre-existing warranties for our Engine segment:

Routine adjustments for changes in estimate of standard warranty—Engine segment
(In millions)

Adjustments for changes in CPUs based on fourth quarter claims data (B)	$8
Bus factor (B)	4
Unknown Risk Estimation Methodology	10
Remaining Estimated Payment Methodology	4
Other	3

$29

(B) Excludes impact of discrete warranty issue

The first component is the result of changes in warranty cost per unit (“CPU”) due to fourth quarter claims data and the corresponding impact on the warranty estimation process. While we characterize these adjustments as “routine adjustments” for changes in estimates of standard warranty, we did identify a characteristic in some of the fourth quarter warranty claims that contributed to both the magnitude and timing of the adjustment. The next component, which we refer to as the “Bus factor,” is an addition to the calculated CPU to reflect the longer warranty period of five years that we provide for our bus products (versus three years for engines in other products). The third component, which we refer to as the “Unknown Risk Estimation Methodology,” relates to our previously mentioned modification to an assumption in our warranty estimation model. The final component, which we refer to as our “Remaining Estimated Payment Methodology,” relates to an adjustment we determined was necessary in the fourth quarter primarily due to an unexpected late-in-life issue we identified in the fourth quarter related to a 2005 model year product. Each of these four components is discussed further below.

The Engine segment’s warranty accrual is based on a linear regression model that develops the estimated ultimate CPUs by product line and model year based on historical claims information. A particular engine’s CPU can be derived from two variables: (a) the number of repairs per engine and (b) the cost per repair. Multiplying the number of repairs per engine by the cost per repair is one way to calculate the actual CPU at a point in time. The actual CPU can also be derived by taking the total cash spending for warranty claims for a particular model engine and dividing it by the number of engines. A particular model year engine’s linear regression is then applied to the CPU as of a point of time to project to the ultimate CPU. The grouping of

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claims by model year allows for the projection of the end of warranty lifecycle gross warranty liability based on the fiscal years in which the engines were produced. This methodology takes into consideration numerous variables that contribute to the precision of the estimate but also add to the complexity of the model. It also minimizes the potential for individual variables to skew the estimate. Warranty claims inherently have a high amount of variability in timing and severity and can be influenced by external factors. As a result, when analyzing historical results of the warranty estimation process it is important that trends are reviewed over a period of time as significant spikes or dips may or may not be indicative of a trend. Although we exercise judgment to determine what we view to be the best methodology to estimate our future warranty exposures and properly accrue for them, our warranty estimation process does not include any arbitrary adjustments.

The first three components of our fourth quarter 2008 adjustment to pre-existing warranty were significantly impacted by an unexpected increase in claims related to our 2006 model year engines that presented itself in the fourth quarter of 2008. It is essential to understand how the 2006 model year engines’ trends deviated from the prior model year engines. In response to this comment, we are attaching supplemental information in the form of Attachment C – Summary Claims Schedule which is attached to the hard copy of this letter. Attachment C – Summary Claims Schedule is a summary of claims spend by model engine for fiscal 2008, in response to your request for detailed claims spend; however, reviewing aggregate claims data in isolation has inherent limitations since it excludes volume considerations, the relative number of months the product is in service, as well as the historical context of trend. Accordingly, we have also provided the graphical analysis below to help illustrate the trend in warranty claims spend for 2006 engines compared to the previous three years of engines. This graphical analysis shows how the 2006 model year claims compared to the previous year engines claims were trending lower until approximately the third quarter of 2008 when the claims spend began to trend upward. In the fourth quarter we saw a significant upward trend compared to the previous years. As we mentioned above, claims spend needs to be reviewed over a period of time to differentiate between inherent variability in claims spend and an actual trend. Although the third quarter of 2008 showed a higher percentage spend for the 2006 model year engine compared to the prior years, it can take a period of time for a trend to materialize in the linear regression used in the warranty estimation process and accordingly the slight increase did not materialize into material adjustments in the third quarter. During the fourth quarter, we observed that the trend that was emerging in the third quarter did not subside.

The graphs were developed based on monthly spend by model year. We calculated the monthly spend for each model year as a percent of the total spend for the first 41 months of the engine with the starting point being October of the calendar year preceding the model year (i.e., October 2005 for 2006 model years). This month was selected as the starting point because the underlying quarterly warranty estimation process utilizes claims data through the previous quarter plus two months. We performed the analysis through month 41 because this range took the 2006 model year claims data through February of 2009. We calculated the monthly spend as a percentage of spend for the 41 months so that the basis of the information is comparable

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between model years (i.e., not affected by volumes). The monthly percentages were then overlaid on each succeeding year. Note again that when analyzing historic results of the warranty estimation process it is important that trends are reviewed over a period of time because significant spikes or dips may or may not be indicative of a trend.

The following graph demonstrates the 2006 model year deviating from prior year models. The deviation includes a lower spend early in the product life, while spending starting in the third quarter of 2008 beginning to outpace prior years. We overlaid a box to show the fourth quarter claims utilized in the year end warranty estimation model, July 1, 2008 through September 30, 2008. (Please note, as discussed below, that we considered claims activity beyond September 30, 2008, for subsequent events review, prior to finalizing our warranty estimate for the fourth quarter.) The fourth quarter shows a significant increase over the prior years’ tendencies.

The following graph was developed based on the above graph and underlying information. We calculated the weighted average of monthly claims spend as a percent of total spend for 2003 through 2005 model years and compared the amounts to the 2006 model year. The graph provides the similar evidence as the preceding graph, but provides a clearer illustration of 2006 model year deviation in historic claims spend.

United States Securities and Exchange Commission

June 23, 2009

The following analysis provides additional detail regarding the components of the adjustments. The analysis discusses the underlying causes and the timing of the adjustments.

Adjustments for changes in CPU based on fourth quarter claims data: In the fourth quarter, we identified several factors that contributed to increases in various CPUs that resulted in the $8 million adjustment to the warranty accrual. A significant portion of the drivers in the fourth quarter adjustment relates to recent “durability failures”. Durability failures are failure modes that exhibit an increase in frequency rate as time in service increases. By their inherent nature, durability failure modes in isolation will not conform to a linear CPU growth by a month in service (“MIS”) pattern; rather they tend to exhibit an upward trend. Conversely, “infant mortality type failure modes” exhibit an opposite pattern as the rate of failure frequency decreases with respect to time in service. Historically, the composite of all failures associated with component systems are a combination of infant mortality, random occurrence and durability failure modes which combine to approximate a linear pattern of CPU growth by MIS. More recent failure patterns have exhibited a higher level of later-in-life durability failure modes that has had a larger effect on our warranty accrual estimates than historically experienced. This significantly impacts our provision for pre-existing warranties, as the increase in late-in-life durability failures inherently become evident after the period in which the engine was sold and the initial warranty provision recognized.

We are attaching supplemental information in the form of Attachment D—CPU Adjustment Schedule, which is attached to the hard copy of this letter. Attachment D—CPU Adjustment Schedule shows the gross fourth quarter adjustments to the warranty accrual by model by product year. In addition, for the more significant adjustments, the exhibit provides the detail of the largest components of the changes in projected CPU, describes the causes of the significant changes in CPU factors, and discusses the timing of those changes.

Bus factor: In addition to using the most recent CPU projections, our quarterly warranty analysis process also accounts for adjustments to the accrual based on the factor that a longer standard bus warranty (beyond 37 months in service) must be included in the accrual. The quarterly analysis includes an adjustment to capture the 5-year warranty term of buses. Generally the bus factor adjustment moves directionally with the CPU adjustment. As a result of the previously discussed increase in CPUs the Company recorded an increase to pre-existing warranties of $4 million.

Unknown Risk Estimation Methodology (UREM)—Fourth Quarter Methodology Modification: As described above, in the fourth quarter of 2008 our incurred claims on 2006 model year engines indicated that actual CPU experience was higher than the actual CPU calculated based on claims incurred through the third quarter. In addition, the claims spend in the fourth quarter for the 2006 model year was significantly higher than expected compared to previous model year engines. This increased claims spending and the resultant increase in CPU were not yet being experienced on the 2007 or 2008 model year engines, however, because those engines had not reached the same point in their service life. Because the ultimate CPU is developed using linear regression based on actual warranty experience as of a point in time, there

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is the potential that early-in-life claims experience could understate or overstate the ultimate CPU. This newly identified claims experience indicated that we needed to increase the CPU assumptions for engines in their second and third year from production inception (model year 2007 and 2008 engines at October 31, 2008) where the late-in-life durability failures were not yet occurring. To address this exposure, we introduced an additional assumption into our estimation process to capture and measure these risks that we refer to as Unknown Risk Estimate Methodology (“UREM”). As an engine progresses through its life cycle and related claims data becomes mature, the CPUs tend to stabilize and reduce the need for the UREM adjustment. We utilize the UREM assumption to address immature data projections by measuring historic deviations between actual claims experience and then projected expectations during the prior 18 months. The impact of the change in the estimation methodology for the UREM assumption was an increase of $10 million to our warranty reserve for 2007 model year engines. There was no impact on the 2006 model year engines because we view that data set as mature.

In assessing our need to modify the warranty estimation process, we evaluated whether the impact of the modification was a prior period error or a change in estimate. Because the driver of the modification was claims data on the 2006 model year engine that had not been previously experienced prior to the fourth quarter of 2008, we concluded that the impact of the change in the methodology was a change in estimate rather than the correction of a prior period error.

Remaining Estimated Payments Methodology (REPM): As the end of the warranty period for each model year approaches, our warranty process includes a curtailment analysis to determine whether remaining liabilities for particular model years should be increased, reduced or eliminated based on claims payment activity. In the past we observed that the CPU methodology resulted in a remaining balance in the warranty liability even after the contractual warranty liability period for trucks (3 years) and buses (5 years) expired. Upon review of these balances, we analyzed trends in payments and considered variations on “delivered to customer” dates (the date the warranty period begins), concluding that engine warranty payments could extend well beyond the stated 3 and 5 year warranties. Payments continue on older model years because it is not unusual for vehicles to remain in inventory at dealerships for up to and beyond one year. For engines in model years nearing the end of their warranty period, we deploy the “Remaining Estimated Payments Methodology” (“REPM”) to analyze claims payments trends by model year to determine if potential shortages or excesses exist in the warranty liability projected by the CPU model. We perform our quantitative REPM calculation to evaluate the remaining liability for each model year with 24 months or more of payments history to recognize potential departures from average spending trends. If significant departures are identified, we evaluate whether or not it is appropriate to consider adjustments to the liability balances prior to the individual model years reaching 48 months of actual payment history.

While our REPM analysis has generally resulted in the need to decrease the warranty reserve when adjustments are needed, fourth quarter analysis indicated that the warranty reserve for pre-existing model year engines needed to be increased by $4 million for REPM. The fourth quarter adjustment was primarily related to 2005 model year engines in our buses. The 2005 model year engine experienced higher than expected claims late in the product life as a result of a discrete warranty issue that was not experienced in previous model years. In addition, the 2005 model

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year engine had a higher bus percentage of the total population of engines compared to prior years. Based on our REPM analysis performed in the third quarter we concluded that a REPM adjustment for the 2005 model year was not appropriate in the third quarter.

Truck Segment:

Routine adjustments for changes in estimates of standard warranty: A discrete warranty issue experienced in the fourth quarter of 2008 on a 2004 model year product was the primary component of the adjustment. Fourth quarter claims data indicated that there was a significantly higher late in model life warranty issue that had not previously been experienced or anticipated. Because the issue had not been experienced until late in the life of the model, and because (in view of this issue) we now expect subsequent model years to have similar issues, this unanticipated issue had a ripple effect on the warranty reserve. We are attaching supplemental information in the form of Attachment E—Truck Segment Discrete Warranty Issue. Attachment E—Truck Segment Discrete Warranty Issue shows the impact on the warranty reserve for each model year expected to be impacted with this issue and the change in the expected warranty CPUs.

Routine adjustment for changes in estimates of “out-of-policy” claims: In the first three quarters of 2008, spend related to out-of-policy claims was between $12.2 million and $12.9 million per quarter. We expected this trend to continue in the fourth quarter. However, actual spend for the fourth quarter was approximately $15.2 million and accordingly impacted the warranty accrual. Analysis of the quarterly spend indicated that a majority of the out-of-policy warranty claim spending was related to a specific product with a high percentage of this spend relating to engine issues (warranty exposure on engines during the standard warranty period is recognized by the Engine segment; claims related to engine components after the end of the standard engine warranty period are recognized by the Truck segment). Because the out-of-policy claims occur after the standard warranty period, they are inherently late in the product life, and consequently cause a ripple effect on the warranty liability similar to that described in the section on Routine adjustments for changes in estimates of standard warranty above.

Foreign currency translation impact on pre-existing warranties: A portion of our warranty accrual relates to products sold in other countries by our foreign subsidiaries. Significant fluctuations in the conversion rates in the fourth quarter, primarily between the U.S. dollar and the Canadian dollar, resulted in an increase of $5 million to our warranty accrual.

Foreign currency translation impact on deferred warranty revenue: A portion of our deferred warranty revenue relates to extended warranties sold in other countries by our subsidiaries. Significant fluctuations in the conversion rates in the fourth quarter, also primarily between the U.S. dollar and the Canadian dollar, resulted in an increase of $6 million to our deferred warranty revenue.

United States Securities and Exchange Commission

June 23, 2009

Extended Closes

The accounting consequences that would have otherwise existed in the volatility and timing of our warranty claims experience were mitigated in fiscal 2006, fiscal 2007, and to a lesser extent the first three quarters of 2008 due to our status as a non-timely filer. Claims that occurred during the extended close periods were treated as Type 1 subsequent events and were reflected in the “open” financial statements. Consequently, these claims did not materialize as adjustments to pre-existing warranties in the quarter the claims activity arose. In short, the extended close resulted in “pushing back” such adjustments. When we became a timely filer with the filing of our third quarter 2008 Form 10-Q, this extended close period ceased to exist.

We filed our Form 10-K for the fiscal year ended October 31, 2007 on May 29, 2008. The delayed filing date allowed for analysis of an expanded population of claims data as compared to the information that would have been available for consideration were we a timely filer. As a result of this extended close period any warranty adjustments for 2007 model years that arose in this subsequent events period were recorded in the October 31, 2007 financial statements. This period included approximately five additional months that we utilized to evaluate and incorporate claims data into our October 31, 2007 warranty estimate compared to what would have been available had we timely filed our Form 10-K. On June 27, 2008 we filed our Forms 10-Q for the quarterly periods ended January 31, 2008 and April 30, 2008 and on September 9, 2008 we filed our Form 10-Q for the quarterly period ended July 31, 2008. With the filing of our Form 10-K for the fiscal year ended October 31, 2008 on December 30, 2008, warranty activity from the filing of our third quarter Form 10-Q on September 9, 2008 through December 30, 2008 was available and was considered in subsequent events review of the warranty estimation process for the fourth quarter of 2008.

As a result of this timeline, the first seven months of fiscal 2008 did not generate adjustments to pre-existing warranties for 2007 model year engines. In addition, on March 6, 2008 we filed our 2006 financial statements on Form 8-K; as a result the first four months of fiscal 2008 did not generate any adjustments to pre-existing warranties for 2006 model year engines. The first three quarters of 2008 had a minimal amount of additional claims data not already considered in previous financial statements and correspondingly a proportionately smaller amount of warranty claims to generate adjustments to pre-existing warranties compared to the fourth quarter of 2008. Notwithstanding the subsequent events period, had we been a timely filer the adjustments for pre-existing warranties for the first three quarters would not have been as pronounced as in the fourth quarter of 2008 due to the higher severity that presented itself in the fourth quarter.

The following chart illustrates how the timeline of our filings affected the period in which a model year engine’s adjustments would be classified as a pre-existing warranty adjustment. It should be noted that while adjustments to 2004 and earlier model year engines would have been considered adjustments to pre-existing warranties, the entire period covered in the illustration, a significant number of the engines in this population would have been out of warranty during 2008 and would have had minimal impact on the adjustments. This chart is intended to demonstrate the impact the delayed filings had to effectively negate adjustments for pre-existing warranties. Specifically the illustration demonstrates that the fourth quarter of 2008 had a disproportionately longer open period compared to the first three quarters of 2008.

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The following chart illustrates what the approximate timeline would have been had we been a timely filer and the effect on the classification of adjustments to pre-existing warranties:

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Audit adjustment

As a part of our independent auditors’ audit procedures, they tested our warranty accrual estimation process and related balance as of October 31, 2008. Their procedures included both detailed testing and a review by their actuarial specialists. As communicated to management, during their initial testing and based on review of claims data, they questioned whether our warranty reserve for engine product warranties was potentially understated. At the same time we reviewed fourth quarter claims data as well as subsequent claims data to reassess the adequacy of the warranty reserve. While the review of the claims data continued, our independent auditors completed their review of the warranty reserve and expressed their view that the warranty reserve was understated. As a result of the audit procedures and our review of claims data, we identified the need for a modification in our warranty estimation process, resulting in the above described UREM assumption. The total audit adjustment included $10 million for pre-existing warranties and $13 million for 2008 model year warranties, for a total audit adjustment of $23 million related to the UREM assumption.

As a part of the analysis of the UREM and the audit adjustment, we along with our independent auditors reviewed the facts and circumstances surrounding the introduction of the UREM assumption to assess whether this was a change in estimate or a correction of an error. As described above, because the driver of the modification was claims data on the 2006 model year engine that had not been previously experienced prior to the fourth quarter of 2008 we concluded that the impact of the change in the methodology was a change in estimate rather than the correction of a prior period error. Our independent auditors concurred with this conclusion.

SFAS 154, paragraph 22 disclosure

In future filings we will revise our disclosures to include all the disclosures required by paragraph 22 of SFAS No. 154 with regards to this change in estimate and future changes that we deem material. Specifically, for changes in estimates we deem material, we will disclose the effect of the adjustment on net income and earnings per-share. In addition, we will include adequate discussion in our Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to ensure that there is sufficient understanding of the nature and causes of these material changes in estimates.

In the second quarter of 2009, we experienced additional warranty claims volatility that necessitated an adjustment for pre-existing warranties of $61 million. In our Form 10-Q for the quarterly period ended April 30, 2009, filed June 8, 2009, we provided additional disclosures in Footnote 1, Summary of significant accounting policies related to this adjustment including the diluted per share amount of the adjustment. In addition, we expanded our MD&A discussion to address the underlying causes of the adjustment. Finally, in our Critical Accounting Policies and Estimates section of Other Information included in MD&A, we included expanded discussion of our product warranty process.

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Summary conclusion

Management has applied a rational and systematic approach to estimating its warranty obligations and views its estimate as reasonable. In good faith management considered the available information at the time of recording such estimates and concluded that an error did not occur in the financial statements. We have expanded our disclosures to assist users of our financial statements in understanding the uncertainties that are inherent in our estimation process and have discussed the impact of warranty trends in our MD&A.

Part IV, page 147

Item 15. Exhibits and Financial Statement Schedules

2.	We note you have incorporated by reference Exhibits 10.41 and 10.47. These filings do not include all of the schedules and exhibits listed in the table of contents of the agreements. All agreements must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire agreements, including all exhibits and schedules.

Response:

As discussed with the Commission, (1) Exhibit 10.41 was originally filed as Exhibit 10.01 to Navistar Financial Corporation’s Form 8-K dated and filed September 1, 2005 and that agreement will be re-filed in its entirety as an amendment to that Form 8-K via a Form 8-K/A to include all of the attachments, schedules and exhibits listed in the table of content and (2) Exhibit 10.47 seems to have been filed correctly so no further action is required with respect to that filing.

Form 10-K/A (Amendment No. 1) for the fiscal year ended October 31, 2008

Exhibit 99.2

Blue Diamond Parts LLC Financial Statements

Note 1. Summary of Significant Accounting Policies

Description of Various Expenses, page E-65

3.	Please revise future filings to disclose in the notes to the financial statements an explanation of the allocation methods used for the various categories of expenses that are incurred by the Company’s members and passed onto Blue Diamond as discussed on page E-65. Also, please include an assertion by the Company’s management in the notes to the financial statements indicating that the allocation methods used for these expenses are reasonable. In addition, since agreements with related parties are by definition not at arms length and may be changed at any time, please provide in your footnote disclosure, if practicable, management’s estimate of what the expenses would have been on a stand alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity to your Members. See Question 2 of SAB Topic 1:B:1 for guidance.

United States Securities and Exchange Commission

June 23, 2009

Response:

In future filings, we will revise our disclosures to include an explanation of the allocation methods used for the various categories of expenses that are incurred by Blue Diamond Parts, LLC’s members and passed on to Blue Diamond Parts, LLC and management’s assertion that the method used is reasonable. In addition, in future filings we will revise our disclosures to include management’s estimate of what the expenses would have been on a stand alone basis, if practicable.

Form 10-Q for the quarterly period ended January 31, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations and Segment Results of Operations

Equity in income of non-consolidated affiliates, page 43

4.	We note from page 27 and 43, that as part of the Ford Settlement, you expect to increase your equity ownership in your BDT and BDP joint ventures with Ford to 75%. Please provide us with and revise future filings to disclose in the notes to your financial statements the terms (i.e. purchase price and type of consideration) and timing related to the expected increase in ownership interest in BDT and BDP. Additionally, please provide us with and revise future filings to disclose in the notes to your financial statements your planned accounting treatment for the increased ownership interests in these entities.

Response:

The terms of the Ford Settlement agreement (“Settlement Agreement”) included an agreement, in principle, for Ford to transfer a portion of its equity ownership in BDT and BDP to us such that after the equity transfer, our equity interest in the entities will equal 75%. The mechanics and method of this portion of the Ford Settlement were not expressly stipulated in the Settlement Agreement. On June 15, 2009, we filed a Form 8-K to report that on June 9, 2009, pursuant to the provisions of the Settlement Agreement, we entered into the Fifth Amendment to the Blue Diamond Joint Venture Agreement with Ford whereby we increased our equity interest in BDP from 49% to 75% as well as increased our equity interest in BDT from 51% to 75%. The receipt of additional equity interest from Ford was among the various components of the Settlement Agreement, and no additional consideration was paid to Ford in connection with the increase in equity interest in BDT or BDP. As of the date of our response, we have not reached a conclusion on the resulting accounting treatment. It is our intention to include appropriate disclosures of the final terms and resulting accounting treatment in our Form 10-Q for the quarterly period ended July 31, 2009.

United States Securities and Exchange Commission

June 23, 2009

Definitive Proxy Statement on Schedule 14A

Elements of Executive Compensation, page 27

5.	We note your response to [our] prior comment 8. Please confirm that in future filings you will disclose the targets and provide qualitative and quantitative disclosure for awards granted pursuant to the Annual Incentive Plan and the 2004 Performance Incentive plan for all named executive officers.

Response:

In future filings, we will disclose the targets and provide qualitative and quantitative disclosure for awards granted pursuant to the Annual Incentive Plan and the 2004 Performance Incentive Plan for all named executive officers, to the extent applicable and material.

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (630) 753-2895 with any questions or comments regarding any of the foregoing.

Sincerely,

/S/ JOHN WALDRON
John Waldron
Vice President and Controller